# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Broadwind, Inc., CIK 0001120370
CUSIP: 11161T207
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3240 S CENTRAL AVENUE, CICERO, Illinois (IL), 60804-3939
Date of event which requires filing of this statement: 11/14/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001280529

## Reporting persons
- Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Directed Trustee for the Broadwind, Inc. Employees' 401(k): type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,669,405; sole dispositive power 0; shared dispositive power 1,669,405; aggregate amount beneficially owned 1,669,405 (7.3% of the class)

## Item 1. Issuer
Name of issuer: Broadwind, Inc.
Address of issuer's principal executive offices: 3240 S CENTRAL AVENUE, CICERO, IL, 60804-3939

## Item 2. Person Filing
Name of person filing: Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Directed Trustee for the Broadwind, Inc. Employees' 401(k)
Address of principal business office or, if none, residence: 1013 Centre Road Ste 300, Wilmington DE 19805-1265
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 1,669,405
Percent of class: 7.3%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,669,405
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,669,405

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
The reporting person is an employee benefit plan subject to the provisions of the
Employee Retirement Income Security Act of 1974, as amended.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Directed Trustee for the Broadwind, Inc. Employees' 401(k): Jared Gillespie, Jared Gillespie, Vice President, Operations (11/13/2025)